Exhibit 1

Oi S.A.

(new name of Brasil Telecom S.A.)

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

CALL NOTICE

General Meeting of Debentures Holders

5th Issuance of Simple, Non-Convertible Debentures

Oi S.A. (formerly known as Brasil Telecom S.A – the “Issuer”) calls the Debenture Holders of the 5th Issuance to meet at the General Meeting to be held on June 15, 2012 at 3:00 pm at the headquarters of the Issuer, in the City and State of Rio de Janeiro, located at Rua General Polidoro, 99, 5th floor – Botafogo in order to discuss the following Agenda: Amendment to Section 4.12 (Optional Early Redemption) of the Indenture of 5th Issuance, the 4th Public Issuance, of Simple Unsecured Debentures, Not Convertible into Shares, in a single series, for public distribution in Brazil, executed on June 20, 2006.

GENERAL INSTRUCTIONS:

1.	The documentation on the Agenda will be available at the Company, at Rua Humberto de Campos, 425, 8th floor, Leblon, in the City and State of Rio de Janeiro, and at the headquarters of the Trustee, Pavarini DTVM Ltda., located on Rua Sete de Setembro, 99, 24th floor, in the City and State of Rio de Janeiro, for examination by the Debenture Holders.

2.	Debenture Holders wishing to be represented by an attorney-in-fact must provide their respective proxies, conferring special powers, and, in the case of legal entities, a copy of the corporate acts and/or documents corroborating such proxy.

Rio de Janeiro, May 31, 2012.

Alex Waldemar Zornig

Investor Relations Officer

Oi S.A.